**TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS**

| Name and Address of Seller | Title of Securities Sold | Date of Sale | Amount of Securities Sold | Gross Proceeds |
|---|---|---|---|---|
| Southbeach Trust R6<br>Caroline Toce, Trustee<br>42 Beacon Hill Lane<br>New Canaan CT 06840 | Class A Common Stock | 7/6/2026 | 1,800 | $ 36,611.24 |
| -same as above- | Class A Common Stock | 7/2/2026 | 871 | $ 18,076.27 |
| -same as above- | Class A Common Stock | 7/1/2026 | 1,324 | $ 27,723.99 |
| -same as above- | Class A Common Stock | 6/23/2026 | 1,322 | $ 26,360.14 |
| -same as above- | Class A Common Stock | 6/22/2026 | 1,322 | $ 25,038.16 |
| -same as above- | Class A Common Stock | 6/22/2026 | 1,322 | $ 24,707.67 |
| -same as above- | Class A Common Stock | 6/15/2026 | 4,589 | $ 92,173.23 |
| -same as above- | Class A Common Stock | 5/29/2026 | 814 | $ 17,044.81 |
| -same as above- | Class A Common Stock | 5/29/2026 | 1,632 | $ 34,173.37 |
| -same as above- | Class A Common Stock | 5/29/2026 | 1,255 | $ 26,279.16 |
| -same as above- | Class A Common Stock | 5/29/2026 | 376 | $ 7,873.28 |
| -same as above- | Class A Common Stock | 5/27/2026 | 1,631 | $ 32,521.47 |
| -same as above- | Class A Common Stock | 5/27/2026 | 1,254 | $ 25,004.24 |
| -same as above- | Class A Common Stock | 5/27/2026 | 814 | $ 16,230.82 |
| -same as above- | Class A Common Stock | 5/18/2026 | 1,254 | $ 23,750.27 |
| -same as above- | Class A Common Stock | 5/18/2026 | 1,254 | $ 22,496.30 |
| -same as above- | Class A Common Stock | 5/11/2026 | 2,905 | $ 48,802.99 |
| -same as above- | Class A Common Stock | 5/1/2026 | 1,631 | $ 31,412.41 |
| -same as above- | Class A Common Stock | 5/1/2026 | 814 | $ 15,677.32 |
| -same as above- | Class A Common Stock | 4/22/2026 | 1,453 | $ 26,267.92 |
| -same as above- | Class A Common Stock | 4/16/2026 | 814 | $ 14,602.86 |
| -same as above- | Class A Common Stock | 4/16/2026 | 1,631 | $ 29,259.54 |